November 7, 2023

VIA EDGAR

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, DC 20549

Re:	West 4 Capital LP
Lightstone Value Plus REIT II, Inc.
Schedule TO-C Filed October 19, 2023
Filed by West 4 Capital LP, Granite Sapphire Management Limited, West 4
Capital Investment Adviser Limited, and Capricorn Fund Managers Limited
File No. 005-94193

Mr. Callaghan:

On behalf of West 4 Capital LP (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your October 30, 2023 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

General

1.            Refer to the following disclosure made in the Press Release / Summary Advertisement: “Up to 550,000 Shares of common stock of LIGHTSTONE VALUE PLUS REIT II, INC. (the “REIT”) at a price of $5.51 per Share.” Please revise the number of shares here to be consistent with the up to 860,000 Shares used throughout your offering materials.

Concurrently with this response letter, the Purchaser is filing a Schedule TO-T (the “Schedule TO-T”) in connection with the Purchaser’s tender offer for shares of Lightstone Value Plus REIT II, Inc. (the “Offer”). The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the Summary Advertisement attached as Exhibit (a)(4) to the Schedule TO-T to accurately reflect that the Purchaser is seeking to purchase up to 860,000 shares in the Offer.

Introduction, page 7

2.            Refer to the following disclosure made on page 7 of the Offer to Purchase: “To the Shareholders of PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.” Please revise this disclosure to properly reflect the name of the Corporation.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Offer to Purchase attached as Exhibit (a)(1) to the Schedule TO-T (the “Offer to Purchase”) to properly reflect the name of the Corporation.

Terms of the Offer, page 9

3.            You state that you will pay for shares tendered "within three business days following the completion of the Offer," but that payment is "subject to any extensions of such time that may be necessary due to the settlement practices of non-traded REITS." Disclose how long you expect this to take, and how you will comply with your obligation under Rule 14e-1(c) to promptly pay for tendered Shares.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in Section 2 of the Offer to Purchase in response to the Staff’s comment.

Certain Information Concerning the Purchaser, page 13

4.            Please revise your disclosure in this section and in Schedule I to the Offer to Purchase to include the information required for any filing person and any person specified in General Instruction C of Schedule TO by Item 3 of Schedule TO and Item 1003(a) through (c) of Regulation M-A. Your revised disclosure should include the business telephone number of each filing person, the principal business of each entity listed, and the principal occupation of each natural person listed.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in Section 10 of, and Schedule I to, the Offer to Purchase in response to the Staff’s comment.

5.            Certain statements in this section regarding the persons listed on Schedule I and affiliates of the Purchaser are qualified by “the best knowledge of the Purchaser.” Because the General Partner, the Investment Manager, and the Investment Adviser are included as offerors within the Schedule TO, please revise such statements to remove those knowledge qualifiers, or advise.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in Section 10 of the Offer to Purchase in response to the Staff’s comment.

Conditions of the Offer, page 13

6.            On page 14 of the Offer to Purchase, you have included a condition that will be triggered by "a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States" (condition (d)(iv)), without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in Section 12 of the Offer to Purchase in response to the Staff’s comment.

Miscellaneous, page 15

7.            In the paragraph on page 16, please define the term “JAMS.”

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in Section 15 of the Offer to Purchase in response to the Staff’s comment.

*         *          *         *          *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

West 4 Capital LP
By: Granite Sapphire Management Limited, its General Partner

/s/ Ronen Capeluto
Ronen Capeluto, Chief Investment Officer

cc:	Amos W. Barclay, Esq. (Holland & Hart LLP)
Shane Callaghan (SEC Office of Mergers and Acquisitions)
David Plattner (SEC Office of Mergers and Acquisitions)

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